Mail Stop 3561
								July 26, 2005
Mr. Edward Alexander
Chief Executive Officer
Proton Laboratories, Inc.
1135 Atlantic Avenue
Suite 101
Alameda, CA  94501


      Re:	Proton Laboratories, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Quarterly Period Ended March 31,
2005
		File No. 0-31883


Dear Mr. Alexander

      We have reviewed your filings and have the following comments.
We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Exhibits, page 26

1. It appears that you have not filed the consent from your independent accountants to incorporate by reference your financial statements into your previously filed registrations statements.
Please amend your filing to include the consent as exhibit 23.
Refer
to Item 601(b)(23) of Regulation S-B.
Consolidated Statements of Stockholders` Deficit, page F-5

2. We note that in 2003, you received services with a fair value of
$45,000 from an officer of the Company. Please describe the services received, the period over which the services were rendered and how you determined the fair value of those services. Provide any information or documents that support your valuation.

Consolidated Statements of Cash Flow, page F-6

3. We note your presentation of non-cash investing and financing activities includes your transfer of $27,377 of inventory to equipment in 2004. It appears that you did not adjust your cash paid for purchases of property and equipment of $78,166 and change in inventory of $6,297 for this $27,377 non-cash transfer. Please restate your consolidated statement of cash flow for the year ended
December 31, 2004 to include $27,377 as additional cash paid for inventory in your operating cash flows and to exclude the same amount from cash paid for purchases of property and equipment in your investing cash flows.

4. We note your presentation of the $69,500 increase in deposits as an operating cash outflow. We further note, per review of your Form
10-Q filed on May 14, 2005 for the quarterly period ended March
31,
2005, that you transferred $64,500 of this deposit to property, plant and equipment in the first quarter of 2005. Paragraph 17(c) of SFAS
No. 95, Statement of Cash Flows, states, "Cash outflows for investing activities are payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets." Please explain the basis for your presentation of the $69,500 as an operating cash outflow in the context of SFAS No. 95.

Form 10-QSB for the quarter ended March 31, 2005

5. We note your disclosure in Note 8 to the December 31, 2004 financial statements indicated that you had entered into an agreement with a consultant related to promoting the Company in March 2005. Please tell us why your financial statements for the quarter ended March 31, 2005 do not reflect the issuance of 550,000 shares of common stock resulting in $269,500 in consulting expense valued using the per share fair value of your common stock on the date of the agreement as previously disclosed in the December 31, 2004 Form 10-K.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Edward Alexander
Proton Laboratories, Inc.
July 26, 2005
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